

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2007

Mail Stop 3561

<u>Via Fax & U.S. Mail</u>

Mr. Thomas W. Horton
Chief Financial Officer
AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, Texas 76155

>   **Re: AMR Corporation**
>   **Form 10-K for the year ended December 31, 2006**
>   **File No. 001-08400**
>
>   **American Airlines, Inc.**
>   **Form 10-K for the year ended December 31, 2006**
>   **File No. 001-02691**

Dear Mr. Horton:

    We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

>   Sincerely,
>
>
>   David R. Humphrey
>   Branch Chief